UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Extraordinary General Meeting of Shareholders
On September 22, 2009, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time:	September 28, 2009, 2:30 p.m. local time

•	Venue:	Kookmin Bank, 36-3, Yeouido-dong,
Yeongdeungpo-gu, Seoul, Korea

•	Agenda:
1)	Appointment of non-executive directors

2)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors
With respect to 1) and 2), the lists of nominees are as follows;
Nominees for Non-Executive Directors

Name	Current
(Date of Birth)	Position	Career	Education	Nationality	Term of Office
Sang Chul Lee (Re-appointment) (02/20/1948)	President, Kwangwoon University	• President, Korea Telecom (KT) • Minister, Ministry of the Information and Communication of Korea • Tenured Professor, Korea University	• Ph.D. in Electronic Engineering, Duke University	Republic of Korea	1 yr

Tae Jin Koo (Re-appointment) (06/26/1952)	Partner in-charge of Quality Risk Management of Horwath Choongjung Accounting Corp.	• Audit Senior Manager, Ahn Kwon & Co. • President, Keystone Valve Korea, Ltd.	• B.A. in Business Administration, Busan National University	Republic of Korea	1 yr

Kap Shin (Re-appointment) (09/04/1955)	CFO & Deputy President, KB Financial Group Inc.	• CEO, HINZ International • CFO, Senior Executive Vice President, Kookmin Bank	• M.B.A, Northern Illinois University	Republic of Korea	1 yr

Byungkun Oh (Re-appointment) (01/06/1953)	CHRO & Deputy President, KB Financial Group Inc.	• Senior Executive Vice President, Credit Group, Kookmin Bank	• B.A. in Business Administration, Cheongju University	Republic of Korea	1 yr (10/16/09 to 10/15/10)

Nominees for Members of Audit Committee, who are Non-Executive Directors

Name	Current
(Date of Birth)	Position	Career	Education	Nationality	Term of Office
Tae Jin Koo (Re-appointment) (06/26/1952)	Partner in-charge of Quality Risk Management of Horwath Choongjung Accounting Corp.	• Audit Senior Manager, Ahn Kwon & Co. • President, Keystone Valve Korea, Ltd.	• B.A. in Business Administration, Busan National University	Republic of Korea	1 yr

Kap Shin (Re-appointment) (09/04/1955)	CFO & Deputy President, KB Financial Group Inc.	• CEO, HINZ International • CFO, Senior Executive Vice President, Kookmin Bank	• M.B.A, Northern Illinois University	Republic of Korea	1 yr

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 23, 2009	By:	/s/Jung Hoe Kim
(Signature)

	Name:	Jung Hoe Kim
	Title:	President & COO

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